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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM N-8F

     AMENDMENT NO. 1 TO APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE
           INVESTMENT COMPANY ACT OF 1940 (THE "ACT") AND RULE 8f-1
                  THEREUNDER FOR ORDER DECLARING THAT COMPANY
                    HAS CEASED TO BE AN INVESTMENT COMPANY


I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

    [X]  MERGER

    [ ]  Liquidation

    [ ]  ABANDONMENT OF REGISTRATION
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

    [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund:

    Pegasus Funds

3.  Securities and Exchange Commission File No.: 811-5148

4.  Is this an initial Form N-8F or an amendment to a previously filed Form
    N-8F?

    [ ]  Initial Application      [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    P.O. Box 5142
    Westborough, Massachusetts 01581
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6.  Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

    Michael E. Dresnin
    Drinker Biddle & Reath LLP
    One Logan Square
    18th & Cherry Streets
    Philadelphia, PA  19103-6996
    (215) 988-2728

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

    NBD Bank, 900 Tower Drive, Troy, Michigan 48098 (records relating to its function as former adviser, custodian and transfer and dividend disbursing agent).

    First of Chicago NBD Investment Management Company, Three First National Plaza, 70 West Madison, Chicago, Illinois 60670 (records relating to its function as advisor and co-administrator).

    BISYS Fund Services, 3435 Stelzer Road, Columbus, Ohio 43219 (records relating to its functions as distributor and co-administrator).

    Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, PA 19103-6996 (Registrant's Declaration of Trust, By-Laws and Minute Books).

    First Data Investor Services Group, Inc., 4400 Computer Drive, Westborough, Massachusetts 01581-5120 (records relating to its function as transfer agent and dividend disbursing agent).

8.  Classification of fund (check only one):

    [X]  Management company;

    [ ]  Unit investment trust; or

    [ ]  Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [X]  Open-end      [ ]  Closed-end

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10.  State law under which the fund was organized or formed (e.g., Delaware,
     Massachusetts):

     Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's
                                         =========
     contracts with those advisers have been terminated:

     First Chicago NBD Investment Management Company (Adviser)
     Three First National Plaza
     Chicago, IL 60670

     Federated Investment Counseling (Subadviser)
     Federated Investors Tower
     Pittsburgh, PA 15222

     First Chicago Investment Management Company (Co-adviser)
     Three First National Plaza
     Chicago, IL  60670

     NBD Bank (Co-adviser)
     611 Woodland Avenue
     Detroit, MI  48226

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     BISYS Fund Services
     3435 Stelzer Road
     Columbus, OH 43219-3035

     First of Michigan Corporation (Co-distributor)
     100 Renaissance Center
     26th Floor
     Detroit, MI  48243

     Essex National Securities, Inc. (Co-distributor)
     215 Gateway Road West
     Napa, CA  94558

     Concord Financial Group, Inc. (Distributor)
     3435 Stelzer Road
     Columbus, OH  43219-3035

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13.  If the fund is a unit investment trust ("UIT") provide:

     N/A

     (a)  Depositors' name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes      [X]  No

     If Yes, for each UIT state:

          Name(s):

          File No.:  811-____

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes      [ ]  No

     If Yes, state the date on which the board vote took place:

     January 12, 1999

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes      [ ]  No

     If Yes, state the date on which the shareholder vote took place:

     The shareholder vote occurred on March 17, 1999.

     If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

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     [X]  Yes      [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          March 11, 1999 (ex-date of capital gains)
          March 17, 1999 (ex-date of an ordinary distribution)
          March 22, 1999 (first closing)
          March 29, 1999 (second closing)

     (b)  Were the distributions made on the basis of net assets?

     [X]  Yes      [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

     [X]  Yes      [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ]  Yes      [ ]  No

     If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ]  Yes      [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X]  Yes      [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

               None

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     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes      [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [ ]  Yes      [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

     [ ]  Yes      [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes      [X]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


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IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses:

                     Legal (Drinker Biddle and Reath LLP)          270,170
                     Legal (Ropes and Gray)                        175,029
                                                                ----------
                                                                   445,199

          (ii)  Accounting expenses:

                     PricewaterhouseCoopers                         22,550
                     Arthur Anderson                                19,750
                                                                ----------
                                                                    42,300

          (iii)  Other expenses (list and identify separately):

                     Printing Proxy Statement                      227,628
                     Printing Red Herring                          290,550
                     Printing additional One Group Prospectuses     79,932
                     Edgar and Filing                                4,730
                     Freight                                        52,198
                     Shareholder Communication Corp.               239,899
                     ADP                                           480,317
                                                                ----------
                                                                 1,375,254

          (iv) Total expenses (sum of lines (i)-(iii) above):

                     1,862,761

     (b)  How were those expenses allocated?

          See answer to (c).

     (c)  Who paid those expenses?

          Pegasus Funds and the One Group were each responsible for their own expenses in connection with the Reorganization. However, Banc One Investment Advisors Corporation, investment adviser to One Group Mutual Funds, assumed the costs of proxy materials and proxy solicitations. Pegasus Funds paid a retirement benefit of $60,000 to each of its Trustees who did not become a One Group Trustee. Banc One Investment Advisors agreed to reimburse Pegasus Funds for the amount of the retirement benefits.

     (d)  How did the fund pay for unamortized expenses (if any)?

          Pegasus Funds paid unamortized expenses as current expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes      [X]  No

     If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

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V.  CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes      [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes      [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

                    One Group Mutual Funds

     (b) State the Investment Company Act file number of the fund surviving the
     Merger:

                    811-4236

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     The plan of reorganization was filed on January 19, 1999 as part of Pegasus Funds' definitive proxy statement on Form N-14. The file number was 811-5148.

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of the Pegasus Funds, (ii) he is the Treasurer of Pegasus Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.



Date:  February 10, 2000                /s/ Mark S. Redman
      -----------------------           ---------------------------
                                        Mark S. Redman
                                        Treasurer

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                                PROPOSED NOTICE

                      PEGASUS FUNDS; NOTICE OF APPLICATION
                         INVESTMENT COMPANY ACT OF 1940

                 RELEASE NO. IC-____________; FILE NO. 811-____

                         DATE:  _________________, 2000

TEXT:
AGENCY:  Securities and Exchange Commission ("SEC")

ACTION: Notice of application for deregistration under the Investment Company Act of 1940, as amended (the "1940 Act").

APPLICANT:  Pegasus Funds ("Applicant").

RELEVANT 1940 ACT SECTION:  Order requested under Section 8(f).

SUMMARY OF APPLICATION: Applicants request an order declaring that it has ceased to be an investment company under the 1940 Act.

FILING DATE:  The application was filed on _______________, 2000.

HEARING OR NOTIFICATION OF HEARING: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Requests for a hearing should be received by the SEC by 5:30 p.m. on ______________, 2000, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Requests for a hearing should state the nature of the writer's interest, the reason for the request, and the issues contested.
Persons may request notification of a hearing by writing to the SEC's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Applicant, c/o W. Bruce McConnel, III, Esq., Drinker Biddle & Reath LLP, One Logan Square, 18th & Cherry Streets, Philadelphia, Pennsylvania 19103-6996.

FOR FURTHER INFORMATION CONTACT: __________________, Staff Attorney at (202) 942-_____, or _________________, Branch Chief, at (202) 942-_____, (Division of
Investment Management, Office of Investment Company Regulation).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained for a fee at the SEC'S Public Reference Branch.

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APPLICANTS' REPRESENTATIONS:

    1. Applicant is an open-end management investment company organized as a Massachusetts business trust. Applicant registered under Section 8(a) on May 11, 1987 and filed a Registration Statement on Form N-1A on May 11, 1987 pursuant to Section 8(b) of the 1940 Act.

    2. At meetings of the Board of Trustees of the Applicant held on August 13, September 28, October 30, November 5, November 18, November 23 and December 16, 1998 and January 12, 1999, the Board determined that the proposed Agreement and Plan of Reorganization (the "Reorganization Agreement") by and between the Applicant and One Group Mutual Funds ("One Group") providing for (1) the transfer of substantially all of the assets and liabilities of the Pegasus Money Market Fund, Pegasus Treasury Money Market Fund, Pegasus Municipal Money Market Fund, Pegasus Managed Assets Conservative Fund, Pegasus Managed Assets Balanced Fund, Pegasus Managed Assets Growth Fund, Pegasus Equity Income Fund, Pegasus Growth Fund, Pegasus Intrinsic Value Fund, Pegasus Growth and Value Fund, Pegasus Equity Index Fund, Pegasus Intermediate Bond Fund, Pegasus Short Bond Fund, Pegasus Multi Sector Bond Fund, Pegasus High Yield Bond Fund and Pegasus Intermediate Municipal Bond Fund (collectively, the "Reorganizing Pegasus Portfolios") and the Pegasus Michigan Municipal Money Market Fund, Pegasus Cash Management Fund, Pegasus Treasury Cash Management Fund, Pegasus Treasury Prime Cash Management Fund, Pegasus U.S. Government Securities Cash Management Fund, Pegasus Municipal Cash Management Fund, Pegasus Mid-Cap Opportunity Fund, Pegasus Small-Cap Opportunity Fund, Pegasus Market Expansion Index Fund, Pegasus International Equity Fund, Pegasus Bond Fund, Pegasus Municipal Bond Fund, Pegasus Short Municipal Bond Fund and Pegasus Michigan Municipal Bond Fund (collectively, the "Continuing Pegasus Portfolios") to the One Group Prime Money Market Fund, One Group U.S. Treasury Securities Money Market Fund, One Group Municipal Money Market Fund, One Group Investor Balanced Fund, One Group Investor Growth & Income Fund, One Group Investor Growth Fund, One Group Income Equity Fund, One Group Large Company Growth Fund, One Group Disciplined Value Fund, One Group Value Growth Fund, One Group Equity Index Fund, One Group Intermediate Bond Fund, One Group Limited Volatility Bond Fund, One Group Income Bond Fund, One Group High Yield Bond Fund and One Group Intermediate Tax-Free Bond Fund (collectively, the "Existing One Group Funds") and the One Group Michigan Municipal Money Market Fund, One Group Cash Management Money Market Fund, One Group Treasury Cash Management Money Market Fund, One Group Treasury Prime Cash Management Money Market Fund, One Group U.S. Government Securities Cash Management Money Market Fund, One Group Municipal Cash Management Money Market Fund, One Group Diversified Mid Cap Fund, One Group Small Cap Value Fund, One Group Market Expansion Index Fund, One Group Diversified International Fund, One Group Bond Fund, One Group Tax-Free Bond Fund, One Group Short-Term Municipal Bond Fund and One Group Michigan Municipal Bond Fund (collectively, the "New One Group Funds"), and (2) the distribution of such Existing One Group Fund and New One Group Fund shares to shareholders of the Pegasus Portfolios according to their respective interests in liquidation of such Funds (the transactions in (1) and (2) are hereinafter collectively called the "Reorganization") was in the best interests of the shareholders of the

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Applicant.  At the January 12, 1999 meeting, the Board also approved the holding of a Special Shareholders Meeting to approve or disapprove the Reorganization Agreement and the transactions contemplated thereby.

    3. Under the Reorganization Agreement (1) the assets and liabilities of the Pegasus Money Market Fund would be transferred to the One Group Prime Money Market Fund; (2) the assets and liabilities of the Pegasus Treasury Money Market Fund would be transferred to the One Group U.S. Treasury Securities Money Market Fund; (3) the assets and liabilities of the Pegasus Municipal Money Market Fund would be transferred to the One Group Municipal Money Market Fund; (4) the assets and liabilities of the Pegasus Managed Assets Conservative Fund would be transferred to the One Group Investor Balanced Fund; (5) the assets and liabilities of the Pegasus Managed Assets Balanced Fund would be transferred to the One Group Investor Growth and Income Fund; (6) the assets and liabilities of the Pegasus Managed Assets Growth Fund would be transferred to the One Group Investor Growth Fund; (7) the assets and liabilities of the Pegasus Equity Income Fund would be transferred to the One Group Income Equity Fund (to be renamed Equity Income Fund upon Reorganization); (8) the assets and liabilities of the Pegasus Growth Fund would be transferred to the One Group Large Company Growth Fund (to be renamed large Cap Growth fund upon Reorganization); (9) the assets and liabilities of the Pegasus Intrinsic Value Fund would be transferred to the One Group Disciplined Value Fund (to be renamed Mid Cap Value Fund upon Reorganization); (10) the assets and liabilities of the Pegasus Growth and Value Fund would be transferred to the One Group Value Growth Fund (to be renamed Diversified Equity Fund upon Reorganization); (11) the assets and liabilities of the Pegasus Equity Index Fund would be transferred to the One Group Equity Index Fund; (12) the assets and liabilities of the Pegasus Intermediate Bond Fund would be transferred to the One Group Intermediate Bond Fund; (13) the assets and liabilities of the Pegasus Short Bond Fund would be transferred to the One Group Limited Volatility Bond Fund (to be renamed Short-Term Bond Fund upon Reorganization); (14) the assets and liabilities of the Pegasus Multi Sector Bond Fund would be transferred to the One Group Income Bond Fund; (15) the assets and liabilities of the Pegasus High Yield Bond Fund would be transferred to the One Group High Yield Bond Fund; (16) the assets and liabilities of the Pegasus Intermediate Municipal Bond Fund would be transferred to the One Group Intermediate Tax-Free Bond Fund; (17) the assets and liabilities of the Pegasus Michigan Municipal Money Market Fund would be transferred to the One Group Michigan Municipal Money Market Fund; (18) the assets and liabilities of the Pegasus Cash Management Money Market Fund would be transferred to the One Group Cash Management Money Market Fund; (19) the assets and liabilities of the Pegasus Treasury Cash Management Fund would be transferred to the One Group Treasury Cash Management Money Market Fund; (20) the assets and liabilities of the Pegasus Treasury Prime Cash Management Fund would be transferred to the One Group Treasury Prime Cash Management Money Market Fund; (21) the assets and liabilities of the Pegasus U.S. Government Securities Cash Management Fund would be transferred to the One Group U.S. Government Securities Cash Management Money Market Fund; (22) the assets and liabilities of the Pegasus Municipal Cash Management Fund would be transferred to the One Group Municipal Cash Management Money Market Fund; (23) the assets and liabilities of the Pegasus Mid-Cap Opportunity Fund would be transferred to the One Group Diversified Mid Cap Fund;
(24) the assets and liabilities of the Pegasus Small-Cap Opportunity

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Fund would be transferred to the One Group Small Cap Value Fund; (25) the assets and liabilities of the Pegasus Market Expansion Index Fund would be transferred to the One Group Market Expansion Index Fund; (26) the assets and liabilities of the Pegasus International Equity Fund would be transferred to the One Group Diversified International Fund; (27) the assets and liabilities of the Pegasus Bond Fund would be transferred to the One Group Bond Fund; (28) the assets and liabilities of the Pegasus Municipal Bond Fund would be transferred to the One Group Tax-Free Bond Fund; (29) the assets and liabilities of the Pegasus Short Municipal Bond Fund would be transferred to the One Group Short-Term Municipal Bond Fund; and (30) the assets and liabilities of the Pegasus Michigan Municipal Bond Fund would be transferred to the One Group Michigan Municipal Bond Fund.

    4. Preliminary copies of a Notice of Special Meeting of Shareholders, Proxy Statement and forms of Proxy for the Pegasus Portfolios were filed by the Applicant with the SEC on December 17, 1998 pursuant to Rule 14a-6(b) under Securities Exchange Act of 1934, as amended (the "1934 Act"), and definitive copies of each such materials were filed by the Applicant with the SEC pursuant to Rule 14a-6(b) under the 1934 Act on January 19, 1999. Such materials were mailed to shareholders of each Pegasus Portfolio on January 19, 1999. The Reorganization Agreement dated as of January 12, 1999 were approved by the shareholders of each Pegasus Portfolio at a special meeting held on March 17, 1999.

    5. On March 22, 1999 and March 29, 1999 pursuant to the terms of the Reorganization Agreement, all of the assets and known liabilities of the Pegasus Portfolios were transferred to the Existing One Group Funds and New One Group Funds Portfolios in exchange for shares of the Existing One Group Funds and New One Group Funds. Applicant thereafter made a liquidating distribution to shareholders of the Reorganizing Pegasus Portfolios and Continuing Pegasus Portfolios of a like number of full and fractional shares of the existing One Group Funds and New One Group Funds. The New One Group Funds had only nominal assets and liabilities immediately prior to the transactions.

    6. Pegasus Funds and The One Group were each responsible for their own expenses in connection with the Reorganization. However, Banc One Investment Advisors Corporation assumed the costs of proxy materials and proxy solicitations. Pegasus Funds paid a retirement benefit of $60,000 to each of its Trustees who did not become a One Group Trustee. Banc One Investment Advisors agreed to reimburse Pegasus Funds the amount of retirement benefits paid to former trustees.

    7. Applicant has retained no assets. Applicant has no outstanding debts or liabilities. Applicant is not currently a party to any litigation or administrative proceeding. As of the date of this filing, Applicant has no securityholders. Applicant is not now engaged, nor does it propose to engage, in any business activities other than those necessary for the winding up of its affairs. Applicant has no securityholders to whom distributions in complete liquidation has not been made. Applicant intends to file the necessary documentation with the Commonwealth of Massachusetts to effect its dissolution as a Massachusetts business trust.

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     For the SEC, by the Division of Investment Management, pursuant to delegated authority.



                              ----------------------------------------
                              Jonathan G. Katz
                              Secretary

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